Exhibit 12

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2004	2003	2002	2001	2000
Excluding interest on deposits	3.90x	3.91x	3.99x	4.04x	4.03x
Including interest on deposits	2.54x	2.54x	2.25x	1.89x	1.76x

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2004	2003	2002	2001	2000
Income before income taxes	$228,595	$233,150	$219,296	$199,355	$192,764

Interest on deposits	$69,947	$70,966	$101,950	$158,159	$190,626
Borrowings and long-term debt	76,660	77,956	71,503	62,776	62,022
1/3 of net rental expense	2,140	2,183	1,757	2,722	1,598

Total fixed charges, including interest on deposits	$148,747	$151,105	$175,210	$223,657	$254,246

Total fixed charges, excluding interest on deposits	$78,800	$80,139	$73,260	$65,498	$63,620